Exhibit 99.2

BRF – BRASIL FOODS S.A.

PROPOSAL OF THE BOARD OF DIRECTORS

FOR THE SPECIAL GENERAL MEETING

TO BE HELD ON AUGUST 18, 2009.

Dear Shareholders,

The Board of Directors of BRF - Brasil Foods S.A. (corporate name of Perdigão S.A. as of July 8, 2009 the “Company” or “BRF”) submits before to you the following proposals for resolution at a Special General Meeting of the Company, to be held on August 18, 2009:

1)              Vote on the terms and conditions of the Protocol and Justification of Merger of Shares related to the merger of all common and preferred shares issued by Sadia S.A. (“Sadia”) by BRF (Perdigão’s S.A new name as of July 8, 2009), except for those held indirectly by BRF itself by means of HFF;

2)              Ratify the hire and appointment of the audit companies: (i) Banco de Investimentos Credit Suisse (Brasil) S/A, enrolled with the National Register of Corporate Taxpayers (CNPJ/MF) under No. 33.987.793/0001-33 (“Credit Suisse”), in charge of drafting the report to determine the ratio of shares issued by Sadia for shares issued by Perdigão; and (ii) Planconsult Planejamento e Consultoria Ltda., enrolled with the CNPJ/MF under No. 51.163.798/0001-23, in charge of assessing the shares of Sadia for purposes of determining Company’s capital increase;

3)              Vote on the reports and substitution rate contained in the report drafted by Credit Suisse;

4)              Vote on the merger of shares issued by Sadia by BRF and authorize the Company’s capital increase to be made with such merged shares, while simultaneously amending section 5 of the BRF’ bylaws, in order to reflect the capital increase.

This is the Board’s proposal and hopes will be approved by shareholders.

Shareholders of the Company interested in accessing the information or raising any question related to the proposals above may contact the Company’s Investor Relations office at any of the following telephones: 3718-5301/5306/5791/5465 or by e-mail: acoes@perdigao.com.br.

São Paulo (SP), July 8, 2009.

PROPOSTA DO CONSELHO DE ADMINISTRAÇÃO PARA A ASSEMBLÉIA GERAL EXTRAORDINÁRIA A SER REALIZADA NO DIA 18.08.2009

BRF – BRASIL FOODS S.A.

Nildemar Secches	Francisco Ferreira Alexandre

Carlos Alberto Cardoso Moreira	Luís Carlos Fernandes Afonso

João Vinicius Prianti	Manoel Cordeiro Silva Filho

Décio da Silva	Rami Naum Goldfajn